SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934



                  The Profit Recovery Group International, Inc.
                  ---------------------------------------------
                                (Name of Issuer)



                      Common Stock, no par value per share
                      ------------------------------------
                         (Title and Class of Securities)



                                   743 168 106
                                   -----------
                                 (CUSIP Number)










404410.1

CUSIP NO.743 168 106
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 (l)  Names of Reporting Persons S.S. or I.R.S. Identification
      Nos. of Above Persons

                                 Jonathan Golden

--------------------------------------------------------------------------------
 (2)  Check the Appropriate Box if a Member of a Group

         (a)____.

         (b)____.
--------------------------------------------------------------------------------
 (3)  SEC Use Only

--------------------------------------------------------------------------------
 (4)  Citizenship or Place of Organization

                                  United States
--------------------------------------------------------------------------------
Number of                             (5)  Sole Voting Power   -     932,928
Shares Beneficially                   ------------------------------------------
Owned by Each                         (6)  Shared Voting Power  -     150,000(1)
Reporting Person With                 ------------------------------------------
                                      (7)  Sole Dispositive Power -  932,928
                                      ------------------------------------------
                                      (8)  Shared Dispositive Power -150,000(1)

--------------------------------------------------------------------------------
 (9)  Aggregate Amount Beneficially Owned by Each Reporting
      Person

                               1,082,928 shares(1)
--------------------------------------------------------------------------------
(10)  Check if Aggregate Amount in Row (9) Excludes Certain
      Shares____.
--------------------------------------------------------------------------------
(11)  Percent of Class Represented by Amount in Row 9

                                 6.1 percent(1)
--------------------------------------------------------------------------------
 (12)  Type of Reporting Person

                                       IN
--------------------------------------------------------------------------------





404410.1

CUSIP NO.743 168 106
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(1) Includes 150,000 shares held by the Jonathan Golden Grantor Retained Annuity Trust, of which Mr. Golden's spouse is the sole trustee.






404410.1

CUSIP NO.743 168 106
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Item l(a).  Name of Issuer:

         The Profit Recovery Group International, Inc.

Item l(b).  Address of Issuer's Principal Executive Offices:

         2300 Windy Ridge Parkway, NW
         Suite 100, North
         Atlanta, Georgia 30339-8426

Item 2(a).  Name of Person Filing:

         See item (l) of the cover page

Item 2(b).  Address of Principal Business Office:

         1201 W. Peachtree St., Suite 2800
         Atlanta, Georgia 30309

Item 2(c).  Citizenship:

         See item (4) of cover page

Item 2(d).  Title of Class of Securities:

         Common Stock, No Par Value Per Share

Item 2(e).  CUSIP Number:

         743 168 106

Item 3.    Nature of Person Filing:

         Not applicable

Item 4.    Ownership:

         (a)      Amount Beneficially Owned:

                  See item (9) of cover page

         (b)      Percent of Class:

                  See item (11) of cover page

         (c)  Number of shares as to which such person has:

                   (i)     sole power to vote or to direct the vote:



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CUSIP NO.743 168 106
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                           See item (5) of cover page

                  (ii)     shared power to vote or to direct the vote:

                           See item (6) of cover page

                  (iii) sole power to dispose or to direct the disposition of:

                           See item (7) of cover page

                  (iv) shared power to dispose or to direct the disposition of:

                           See item (8) of cover page

Item 5.           Ownership of Five Percent or Less of Class:

                  [ ]

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person:

                  Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

                  Not applicable

Item 8.           Identification and Classification of Members of the
                  Group:

                  Not applicable

Item 9.           Notice of Dissolution of Group:

                  Not applicable

Item 10.          Certification:

                  Not applicable



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CUSIP NO.743 168 106
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Signature.

         After reasonable inquiry the undersigned certifies that to the best of his knowledge and belief the information set forth in this statement is true, complete and correct.


/s/Jonathan Golden                                     February 10, 1997
---------------------------                       -----------------------------
 Jonathan Golden                                            Date




404410.1


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